SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D
 (RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

 (Amendment No. )*
NXP Semiconductors N.V.
 (Name of Issuer)
Common Stock, par value EUR 0.20 per share
 (Title of Class of Securities)
N6596X109
 (CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 5, 2018
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
5,516,259
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
5,516,259
10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,516,259
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%
14.	TYPE OF REPORTING PERSON
PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
11,718,846
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
11,718,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,718,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%
14.	TYPE OF REPORTING PERSON
PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
11,718,846
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
11,718,846
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,718,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%
14.	TYPE OF REPORTING PERSON
CO

Item 1. Security and Issuer.
This statement relates to the shares of common stock, par value EUR 0.20 per share (the "Common Stock"), of NXP Semiconductors N.V. (the "Issuer"). The Issuer's principal executive office is located at 60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands.
Item 2. Identity and Background.
(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or "we"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Elliott Advisors GP LLC, a Delaware limited liability company ("Elliott Advisors"), which is controlled by Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.
ELLIOTT
The business address of Elliott is 40 West 57th Street, New York, New York 10019.
The principal business of Elliott is to purchase, sell, trade, and invest in securities.
SINGER
Singer's business address is 40 West 57th Street, New York, New York 10019.
Singer's principal business is to serve as the sole managing member of Elliott Advisors, as a general partner of Capital Advisors, as the president of EICA, and as a managing member of Special GP.
CAPITAL ADVISORS
The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.
The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP and as a general partner of Elliott.
The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole managing member of Elliott Advisors; general partner of Capital Advisors; president of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	General partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole managing member of Elliott Advisors; general partner of Capital Advisors; president of EICA; and a managing member of Special GP
SPECIAL GP
The business address of Special GP is 40 West 57th Street, New York, New York 10019.
The principal business of Special GP is serving as a general partner of Elliott.
The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole managing member of Elliott Advisors; general partner of Capital Advisors; president of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	General partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General partner of Capital Advisors
ELLIOTT ADVISORS
The business address of Elliott Advisors is 40 West 57th Street, New York, New York 10019.
The principal business of Elliott Advisors is serving as a general partner of Elliott.
The name, business address, and present principal occupation or employment of the sole managing member of Elliott Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole managing member of Elliott Advisors; general partner of Capital Advisors; president of EICA; and a managing member of Special GP

ELLIOTT INTERNATIONAL
The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.
The principal business of Elliott International is to purchase, sell, trade, and invest in securities.
The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International
HAMBLEDON
The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole managing member of Elliott Advisors; general partner of Capital Advisors; president of EICA; and a managing member of Special GP
EICA
The business address of EICA is 40 West 57th Street New York, New York 10019.
The principal business of EICA is to act as investment manager for Elliott International.
The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole managing member of Elliott Advisors; general partner of Capital Advisors; president of EICA; and a managing member of Special GP
(d) and (e) During the last five years, none of the persons or entities listed above has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Singer is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Elliott Working Capital
The aggregate purchase price of the shares of Common Stock owned by Elliott through Manchester Securities Corp., a New York corporation and a wholly-owned subsidiary ("Manchester"), and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), is approximately $602,863,277.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $1,272,448,479.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4. Purpose of Transaction.
On February 20, 2018, the Reporting Persons entered into a Tender and Support Agreement (the "Tender and Support Agreement") with Qualcomm River Holdings B.V., a private company with limited liability organized under the Laws of The Netherlands ("Qualcomm"). Pursuant to the Tender and Support Agreement, certain of the Reporting Persons agreed to (i) tender their shares of Common Stock into the tender offer by Qualcomm to purchase all outstanding shares of Common Stock at a price of $127.50 per share of Common Stock in cash and (ii) vote in favor of the transactions contemplated by the Purchase Agreement between the Issuer and Qualcomm, dated as of October 27, 2016, as amended by Amendment No. 1, dated as of February 20, 2018, in each case, subject to the conditions and in accordance with the terms set forth therein.
The above description of the Tender and Support Agreement is qualified in its entirety by the Tender and Support Agreement, which was included as Exhibit 13 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Reporting Persons on February 20, 2018 and is incorporated herein by reference.
The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, board of directors (the "Board") composition, ownership, capital or corporate structure, sale transactions, dividend policy, and strategy and plans. The Reporting Persons have communicated with, and may in the future communicate with, the Issuer's management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and have communicated with, and may in the future communicate with, other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the shares of Common Stock without affecting their beneficial ownership of shares of Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.
(a) As of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of 17,235,105 shares of Common Stock constituting approximately 5.0% of the shares of Common Stock outstanding and combined economic exposure in the Issuer equivalent to 18,968,127 shares of Common Stock constituting approximately 5.5% of the shares of Common Stock outstanding.
The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 343,993,608 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 1, 2018 as reported in the Issuer's Interim Report on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on May 3, 2018 and confirmed by the Issuer's online investor relations materials.
As of the date hereof, Elliott through Liverpool and Manchester, beneficially owned 5,516,259 shares of Common Stock, constituting approximately 1.6% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International beneficially owned 11,718,846 shares of Common Stock, constituting approximately 3.4% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 11,718,846 shares of Common Stock beneficially owned by Elliott International, constituting approximately 3.4% of the shares of Common Stock outstanding.
(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.
Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.
No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Elliott, both directly and through Liverpool, and Elliott International have entered into notional principal amount derivative agreements in the form of cash settled swaps (the "Cash Derivative Agreements") with respect to 554,566 and 1,178,456 shares of Common Stock, respectively (representing economic exposure comparable to an interest in approximately 0.2% and 0.3% of the shares of Common Stock outstanding, respectively). Collectively, the Cash Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in 0.5% of the shares of Common Stock outstanding. The Cash Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions.
On June 11, 2018, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.
On February 20, 2018, the Reporting Persons entered into the Tender and Support Agreement with the Issuer defined and described in Item 4 above.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.
Exhibit 99.1 – Tender and Support Agreement, dated February 20, 2018 (incorporated by reference to Exhibit 13 to the Reporting Persons' Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on February 20, 2018)
Exhibit 99.2 – Joint Filing Agreement, dated June 11, 2018
Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES
 After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	June 11, 2018
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Hambledon, Inc., its General Partner
By: Elliott International Capital Advisors Inc.,
as attorney-in-fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
5/4/18	Common Stock	56,752	97.4652
5/30/18	Common Stock	32,000	115.2774
6/5/18	Common Stock	166,400	110.6626

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
5/4/18	Common Stock	120,597	97.4652
5/30/18	Common Stock	68,000	115.2774
6/5/18	Common Stock	353,600	110.6626